Exhibit 99.2
TABLE OF CONTENTS

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Financial Position

Condensed Consolidated Statements of Net Loss and Comprehensive Loss

Condensed Consolidated Statements of Changes in Shareholders’ Equity

Condensed Consolidated Statements of Cash Flows

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1:	General information

Note 2:	Significant accounting policies

Note 3:	Issued standards not yet adopted

Note 4:	Critical accounting judgments and key sources of estimation uncertainty

Note 5:	Cash and cash equivalents and interest income

Note 6:	Inventories

Note 7:	Long-term obligations and finance costs

Note 8:	Capital stock and share based compensation

Note 9:	Revenue

Note 10:	Retirement benefit plans

Note 11:	Depreciation and amortization expense

Note 12:	Assets classified as held for sale

Note 13:	Financial instruments

Note 14:	Contingent liabilities

Note 15:	Net loss per share

Note 16:	Income taxes

Note 17:	Changes in non-cash working capital balances

Note 18:	Changes in non-cash long-term assets and liabilities

Note 19:	Burnaby, North Hill and Chilliwack agreements

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited

(in CAD millions)	Notes	As at May 2, 2015	As at January 31, 2015	As at May 3, 2014
ASSETS
Current assets
Cash and cash equivalents	5	$115.5	$259.0	$270.2
Accounts receivable, net	13	79.4	73.0	71.0
Income taxes recoverable	16	132.1	127.2	21.4
Inventories	6	684.0	641.4	792.1
Prepaid expenses		27.2	28.7	29.2
Derivative financial assets	13	0.2	7.2	2.0
Assets classified as held for sale	12	13.3	13.3	26.8
Total current assets		1,051.7	1,149.8	1,212.7

Non-current assets
Property, plant and equipment	19	564.0	567.6	762.7
Investment properties		19.3	19.3	19.3
Intangible assets		16.1	16.2	26.2
Goodwill		—	—	2.6
Deferred tax assets	16	3.9	0.7	119.1
Other long-term assets	7, 13, 16	17.4	20.5	49.3
Total assets		$1,672.4	$1,774.1	$2,191.9

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	13	$356.9	$359.4	$421.5
Deferred revenue		174.6	171.2	181.6
Provisions		52.6	58.6	100.5
Income taxes payable		0.3	—	0.3
Other taxes payable		18.3	34.6	22.5
Derivative financial liabilities	13	3.9	—	—
Current portion of long-term obligations	7, 13	3.9	4.0	4.7
Total current liabilities		610.5	627.8	731.1

Non-current liabilities
Long-term obligations	7, 13	23.1	24.1	26.9
Deferred revenue		76.0	76.8	81.0
Retirement benefit liability	10, 13	393.1	407.4	291.9
Deferred tax liabilities	16	3.1	3.4	4.0
Other long-term liabilities		60.7	63.8	62.0
Total liabilities		1,166.5	1,203.3	1,196.9

SHAREHOLDERS’ EQUITY
Capital stock	8	14.9	14.9	14.9
Retained earnings		748.1	806.9	1,070.1
Accumulated other comprehensive loss		(257.1)	(251.0)	(90.0)
Total shareholders’ equity		505.9	570.8	995.0
Total liabilities and shareholders’ equity		$1,672.4	$1,774.1	$2,191.9
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
For the 13-week periods ended May 2, 2015 and May 3, 2014

Unaudited

(in CAD millions, except per share amounts)	Notes	2015	2014

Revenue	9	$697.2	$771.7
Cost of goods and services sold	6, 13	462.8	518.5
Selling, administrative and other expenses	8, 10, 11, 13	297.4	353.7
Operating loss		(63.0)	(100.5)

Gain on settlement of retirement benefits	10	5.1	—
Finance costs	7, 16	3.9	2.5
Interest income	5	0.2	0.7
Loss before income taxes		(61.6)	(102.3)

Income tax recovery (expense)
Current		2.2	(2.2)
Deferred		0.3	29.3
		2.5	27.1
Net loss		$(59.1)	$(75.2)

Basic net loss per share	15	$(0.58)	$(0.74)
Diluted net loss per share	15	$(0.58)	$(0.74)

Net loss		$(59.1)	$(75.2)

Other comprehensive loss, net of taxes:

Items that may subsequently be reclassified to net loss:
Loss on foreign exchange derivatives	13	(2.7)	(0.4)
Reclassification to net loss of gain on foreign exchange derivatives		(5.4)	(3.2)

Items that will not be subsequently reclassified to net loss:
Remeasurement gain on net defined retirement benefit liability	10	2.0	—

Total other comprehensive loss		(6.1)	(3.6)
Total comprehensive loss		$(65.2)	$(78.8)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the 13-week periods ended May 2, 2015 and May 3, 2014

Unaudited

				Accumulated other comprehensive loss
(in CAD millions)	Notes	Capital stock	Retained earnings	Foreign exchange derivatives designated as cash flow hedges	Remeasurement (loss) gain	Total accumulated other comprehensive loss	Shareholders’ equity
Balance as at January 31, 2015		$14.9	$806.9	$6.7	$(257.7)	$(251.0)	$570.8
Net loss			(59.1)	—	—	—	(59.1)
Other comprehensive (loss) income
Loss on foreign exchange derivatives, net of income tax recovery of $1.0	13			(2.7)	—	(2.7)	(2.7)
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $2.0				(5.4)	—	(5.4)	(5.4)
Remeasurement gain on net defined retirement benefit liability	10			—	2.0	2.0	2.0
Total other comprehensive (loss) income		—	—	(8.1)	2.0	(6.1)	(6.1)
Total comprehensive (loss) income		—	(59.1)	(8.1)	2.0	(6.1)	(65.2)
Share based compensation	8	—	0.3	—	—	—	0.3
Balance as at May 2, 2015		$14.9	$748.1	$(1.4)	$(255.7)	$(257.1)	$505.9

Balance as at February 1, 2014		$14.9	$1,145.3	$6.0	$(92.4)	$(86.4)	$1,073.8
Net loss			(75.2)	—	—	—	(75.2)
Other comprehensive loss
Loss on foreign exchange derivatives, net of income tax recovery of $0.2	13			(0.4)	—	(0.4)	(0.4)
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $1.2				(3.2)	—	(3.2)	(3.2)
Total other comprehensive loss		—	—	(3.6)	—	(3.6)	(3.6)
Total comprehensive loss		—	(75.2)	(3.6)	—	(3.6)	(78.8)
Balance as at May 3, 2014		$14.9	$1,070.1	$2.4	$(92.4)	$(90.0)	$995.0
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 13-week periods ended May 2, 2015 and May 3, 2014
Unaudited

(in CAD millions)	Notes	2015	2014
Cash flow used for operating activities
Net loss		$(59.1)	$(75.2)
Adjustments for:
Depreciation and amortization expense	11	12.5	23.6
Share based compensation	8	0.3	—
Gain on disposal of property, plant and equipment		—	(0.4)
Finance costs	7, 16	3.9	2.5
Interest income	5	(0.2)	(0.7)
Retirement benefit plans expense	10	4.7	5.7
Gain on settlement of retirement benefits	10	(5.1)	—
Short-term disability expense		1.4	2.1
Income tax recovery		(2.5)	(27.1)
Interest received	5	0.2	0.5
Interest paid	7	(0.5)	(1.2)
Retirement benefit plans contributions	10	(13.4)	(2.2)
Income tax payments, net	16	(0.8)	(64.4)
Other income tax deposits	16	—	(10.3)
Changes in non-cash working capital balances	17	(76.3)	(85.5)
Changes in non-cash long-term assets and liabilities	18	(1.2)	4.2
		(136.1)	(228.4)
Cash flow used for investing activities
Purchases of property, plant and equipment and intangible assets		(5.2)	(10.5)
Proceeds from sale of property, plant and equipment		0.1	0.6
		(5.1)	(9.9)
Cash flow used for financing activities
Interest paid on finance lease obligations	7	(0.5)	(0.6)
Repayment of long-term obligations		(1.7)	(5.8)
Proceeds from long-term obligations		0.6	1.5
		(1.6)	(4.9)
Effect of exchange rate on cash and cash equivalents at end of period		(0.7)	(0.4)
Decrease in cash and cash equivalents		(143.5)	(243.6)
Cash and cash equivalents at beginning of period		$259.0	$513.8
Cash and cash equivalents at end of period	5	$115.5	$270.2

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. General information
Sears Canada Inc. is incorporated in Canada. The address of its registered office and principal place of business is 290 Yonge Street, Suite 700, Toronto, Ontario, Canada M5B 2C3. The principal activities of Sears Canada Inc. and its subsidiaries (the “Company”) include the sale of goods and services through the Company’s Retail channels, which includes its full-line, Sears Home, Hometown, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. (“Corbeil”) stores, and its Direct (catalogue/internet) channel. It also includes service revenue related to product repair and logistics. Commission revenue includes travel, home improvement services, insurance, wireless and long distance plans, and performance payments received from JPMorgan Chase Bank, N.A. (Toronto Branch) (“JPMorgan Chase”) under the Company’s credit card marketing and servicing alliance with JPMorgan Chase. The Company has a multi-year licensing arrangement with TravelBrands Inc. (“TravelBrands”), under which TravelBrands manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company. Licensee fee revenue is comprised of payments received from licensees, including TravelBrands, that operate within the Company’s stores. The Company was a party to a number of real estate joint arrangements which had been classified as joint operations and accounted for by recognizing the Company’s share of joint arrangements’ assets, liabilities, revenues and expenses for financial reporting purposes.

2. Significant accounting policies
2.1 Statement of compliance
The unaudited condensed consolidated financial statements and accompanying notes of the Company for the 13-week period ended May 2, 2015 (the “Financial Statements”) have been prepared in accordance with IAS 34, Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”), and therefore, do not contain all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. Accordingly, these Financial Statements should be read in conjunction with the Company’s most recently prepared annual consolidated financial statements for the 52-week period ended January 31, 2015 (the “2014 Annual Consolidated Financial Statements”), prepared in accordance with IFRS.
2.2 Basis of preparation and presentation
The principal accounting policies of the Company have been applied consistently in the preparation of these Financial Statements for all periods presented. These Financial Statements follow the same accounting policies and methods of application as those used in the preparation of the 2014 Annual Consolidated Financial Statements, except as noted below. The Company’s significant accounting policies are described in Note 2 of the 2014 Annual Consolidated Financial Statements.
2.2.1 Basis of consolidation
The Financial Statements incorporate the financial statements of the Company as well as all of its subsidiaries. Real estate joint arrangements were accounted for by recognizing the Company’s share of the joint arrangements’ assets, liabilities, revenues and expenses. Subsidiaries include all entities where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. All intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the preparation of these Financial Statements.
The fiscal year of the Company consists of a 52 or 53-week period ending on the Saturday closest to January 31. The 13-week periods presented in these Financial Statements are for the periods ended May 2, 2015 and May 3, 2014.
These Financial Statements are presented in Canadian dollars, which is the Company’s functional currency. For the 52-week period ended January 31, 2015, the Company was comprised of two reportable segments, Merchandising and Real Estate Joint Arrangements. Prior to the 13-week period ended May 2, 2015, the Company disposed of its real estate joint arrangement interests in shopping centres. As a result, the Company is comprised of one reportable segment, Merchandising. Prior year information has been restated to conform to the current year's presentation.
2.3 Seasonality
The Company’s operations are seasonal in nature. Accordingly, merchandise and service revenues, as well as performance payments received from JPMorgan Chase under the credit card marketing and servicing alliance, will vary by quarter based on consumer spending behaviour. Historically, the Company’s revenues and earnings are highest in the fourth quarter due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of the year’s performance.

3. Issued standards not yet adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
In July 2014, the IASB issued the final publication of the following standard:
IFRS 9, Financial Instruments (“IFRS 9”)
IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Adoption of IFRS 9 is mandatory and will be effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.
In May 2014, the IASB issued new standards as follows:
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory for annual periods beginning on or after January 31, 2017, with earlier adoption permitted, but the IASB has tentatively decided that it will be effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.

4. Critical accounting judgments and key sources of estimation uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Notes 2 and 4 of the 2014 Annual Consolidated Financial Statements and are consistent with those used in the preparation of these Financial Statements.

5. Cash and cash equivalents and interest income
Cash and cash equivalents
The components of cash and cash equivalents were as follows:

(in CAD millions)	As at May 2, 2015	As at January 31, 2015	As at May 3, 2014
Cash	$91.4	$239.9	$145.2
Cash equivalents
Government treasury bills	—	—	90.0
Bank term deposits	—	—	13.0
Investment accounts	—	—	10.4
Restricted cash	24.1	19.1	11.6
Total cash and cash equivalents	$115.5	$259.0	$270.2
The components of restricted cash are further discussed in Note 14.
Interest income
Interest income related primarily to cash and cash equivalents for the 13-week period ended May 2, 2015 totaled $0.2 million (2014: $0.7 million). For the same 13-week period, the Company received $0.2 million (2014: $0.5 million) in cash related to interest income.

6. Inventories
The amount of inventory recognized as an expense during the 13-week period ended May 2, 2015 was $414.8 million (2014: $468.8 million) which included $19.3 million (2014: $28.6 million) of inventory write-downs. These expenses were included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. There were no reversals of prior period inventory write-downs for the 13-week period ended May 2, 2015 (2014: nil).
Inventory is pledged as collateral under the Company’s revolving credit facility (see Note 7).

7. Long-term obligations and finance costs
Long-term obligations
The Company’s debt consists of finance lease obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015.
On May 28, 2014, the Company announced that it had extended the term of the Credit Facility (the “Amended Credit Facility”) to May 28, 2019 and reduced the total credit limit to $300.0 million. The Amended Credit Facility is secured with a first lien on inventory and credit card receivables. The Company incurred additional transaction costs of $1.0 million in the 13-week period ended August 2, 2014 related to the Amended Credit Facility.
Availability under the Amended Credit Facility is determined pursuant to a borrowing base formula, up to a maximum availability of $300.0 million. Availability under the Amended Credit Facility was $248.6 million as at May 2, 2015 (January 31, 2015: $260.7 million, May 3, 2014: $475.2 million). In 2013, as a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company provided additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply. As at May 2, 2015, three properties in Ontario have been registered under the Amended Credit Facility. The additional reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the amount of real estate assets pledged as additional collateral. The estimated reserves, if applied as at May 2, 2015, would reduce the Company's borrowing availability by $90.9 million.
The Amended Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at May 2, 2015.

As at May 2, 2015, the Company had no borrowings on the Amended Credit Facility and had unamortized transaction costs associated with the Amended Credit Facility of $3.9 million included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position (January 31, 2015: no borrowings and unamortized transaction costs of $4.2 million included in “Other long-term assets”, May 3, 2014: no borrowings and unamortized transaction costs of $3.8 million included in “Other long-term assets”). In addition, the Company had $51.4 million (January 31, 2015: $39.3 million, May 3, 2014: $24.0 million) of standby letters of credit outstanding against the Amended Credit Facility. These letters of credit cover various payment obligations. Interest on drawings under the Amended Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Amended Credit Facility are due monthly and are added to principal amounts outstanding.
As at May 2, 2015, the Company had outstanding merchandise letters of credit of U.S. $12.6 million (January 31, 2015: U.S. $6.9 million, May 3, 2014: U.S. $8.5 million) used to support the Company’s offshore merchandise purchasing program with restricted cash pledged as collateral.
The Company has entered into a mortgage on land that it owns in Burnaby, British Columbia. In accordance with the Burnaby development project with Concord, the land has been allocated as security for future borrowings (see Note 19).
Finance costs
Interest expense on long-term obligations, including finance lease obligations, the current portion of long-term obligations, amortization of transaction costs and commitment fees on the unused portion of the Amended Credit Facility for the 13-week period ended May 2, 2015 totaled $1.4 million (2014: $2.3 million). Interest expense was included in “Finance costs” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. Also included in “Finance costs” for the 13-week period ended May 2, 2015 was an expense of $2.5 million (2014: nil) for interest on accruals for uncertain tax positions, and an expense of nil (2014: $0.2 million) for interest on the settlement of a sales tax assessment.
The Company’s cash payments for interest on long-term obligations, including finance lease obligations, the current portion of long-term obligations and commitment fees on the unused portion of the Credit Facility for the 13-week period ended May 2, 2015 totaled $1.0 million (2014: $1.8 million).

8. Capital stock and share based compensation
Capital stock
ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, form the largest shareholder of the Company, both directly through ownership in the Company, and indirectly through shareholdings in Sears Holdings (“Holdings”). Prior to October 16, 2014, Holdings was the controlling shareholder of the Company.
On October 2, 2014, Holdings announced the commencement of a rights offering for 40 million common shares of the Company. Each subscription right entitled the holder to purchase their pro rata portion of the Company’s common shares being sold by Holdings in the rights offering at a price of $10.60 per share (U.S. $9.50 per share). The rights offering is further described in a prospectus filed with securities regulators in Canada and the United States on October 15, 2014, and can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com, and on the U.S. Securities Exchange Commission (“SEC”) website at www.sec.gov. In connection with the rights offering, the Company listed its common shares on the NASDAQ where the rights were also listed. ESL exercised their pro rata portion of the rights in full in Fiscal 2014.
As at May 2, 2015, ESL was the beneficial holder of 48,858,685 or 48.0%, of the common shares of the Company (January 31, 2015: 50,438,809 or 49.5%, May 3, 2014: 28,158,368 or 27.6%). Holdings was the beneficial holder of 11,962,391 or 11.7%, of the common shares of the Company as at May 2, 2015 (January 31, 2015: 11,962,391 or 11.7%, May 3, 2014: 51,962,391 or 51.0%). The issued and outstanding shares are fully paid and have no par value.
The Company has a license from Holdings to use the name “Sears” as part of its corporate name. The Company relies on its right to use the “Sears” name, including as part of the Company’s corporate and commercial name, which the Company considers a significant and valuable aspect of its business. The Company’s right to use the “Sears” name and certain other brand names was granted pursuant to the license agreement amendments, which state in the event Holdings’ ownership interest in the Company is reduced to less than 10.0%, the license agreement would remain in effect for a period of five years after such reduction in ownership, after which the Company would no longer be permitted to use the “Sears” name and certain other brand names.
The authorized common share capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of class 1 preferred shares, issuable in one or more series. As at May 2, 2015, the only shares outstanding were common shares of the Company.

Share based compensation
During the 52-week period ended January 31, 2015, the Company granted 225,000 restricted share units (“RSUs”) to an executive under an equity-based compensation plan. For equity-settled awards, the fair value of the grant of RSUs is recognized as compensation expense over the period that the related service is rendered with a corresponding increase in equity. The total amount expensed is recognized over a three-year vesting period on a tranche basis, which is the period over which all of the specified vesting conditions are to be satisfied. At each balance sheet date, the estimate of the number of equity interests that are expected to vest is reviewed. The impact of any revision to original estimates is recognized in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.
These RSUs had a grant-date fair value of $1.9 million. The fair value of the grant was determined based on the Company’s share price at the date of grant, and is entitled to accrue common share dividends equivalent to those declared by the Company, which would be settled by a grant of additional RSUs to the executive.
Compensation expense included in “Selling, administrative and other expenses” for the 13-week period ended May 2, 2015 related to RSUs was $0.3 million (2014: nil).

9. Revenue
The components of the Company’s revenue were as follows:

(in CAD millions)	13-Week Period Ended May 2, 2015	13-Week Period Ended May 3, 2014
Apparel & Accessories	$227.0	$264.1
Home & Hardlines	334.9	356.0
Other merchandise revenue	44.7	46.6
Services and other	59.4	74.3
Commission and licensee revenue	31.2	30.7
	$697.2	$771.7

10. Retirement benefit plans
In July 2008, the Company amended its defined benefit plan by introducing a defined contribution component and closing the defined benefit component to new participants. As such, the defined benefit plan continues to accrue benefits related to future compensation increases but no further service credit is earned, and no contributions are made by employees.
The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2013, and was filed on June 30, 2014. The Company also maintains a defined benefit non-pension retirement plan which provides life insurance, medical and dental benefits to eligible retired employees as well as short-term disability payments for active employees, through a health and welfare trust (“Other Benefits Plan”). An actuarial valuation of the Other Benefits Plan is performed at least every three years, with the last valuation completed as of January 31, 2014.
The expense for the defined benefit, defined contribution and other benefit plans for the 13-week period ended May 2, 2015 was $1.4 million (2014: $1.4 million), $1.5 million (2014: $1.9 million) and $1.8 million (2014: $2.4 million), respectively.
Total cash contributions by the Company to its defined benefit, defined contribution and other benefit plans for the 13-week period ended May 2, 2015 were $13.4 million (2014: $2.2 million).
During the 13-week period ended May 2, 2015, the Company made a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension retirement plan. The Company paid $4.0 million to settle acceptances from the non-pension retirement plan offer and recorded a pre-tax gain of $5.1 million ($5.4 million settlement gain less fees of $0.3 million) during the 13-week period ended May 2, 2015 related to these offers. This payment is included in “Retirement benefit plans contributions” in the unaudited Condensed Consolidated Statements of Cash Flows. To determine the settlement gain, the non-pension retirement plan was remeasured as at the date of settlement, which also resulted in a $2.0 million decrease to “Other comprehensive loss (“OCL”).

During the 13-week period ended May 3, 2014, the Company made a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension retirement plan, and incurred $0.8 million in expenses during the period related to the settlement. These expenses were included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. The Company paid $13.8 million to settle acceptances from the offer and recorded a pre-tax gain of $10.6 million ($11.4 million settlement gain less expenses of $0.8 million) during the 13-week period ended August 2, 2014 related to these offers.

11. Depreciation and amortization expense
The components of the Company’s depreciation and amortization expense, included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss, were as follows:

(in CAD millions)	13-Week Period Ended May 2, 2015	13-Week Period Ended May 3, 2014
Depreciation of property, plant and equipment	$11.7	$20.9
Amortization of intangible assets	0.8	2.7
Total depreciation and amortization expense	$12.5	$23.6

12. Assets classified as held for sale
During the 52-week period ended January 31, 2015 the Company closed the Broad Street Logistics Centre (‘‘Broad Street’’) located in Regina. Broad Street, including the adjacent vacant property which is owned by the Company, is being marketed for sale and if a buyer is identified that will purchase Broad Street at a price acceptable to the Company, it will be sold. This process has been approved by senior management of the Company, and based on these factors, the Company has concluded that the sale is highly probable. The Company will continue to assess the recoverable amount of Broad Street at the end of each reporting period and adjust the carrying amount accordingly. To determine the recoverable amount of Broad Street, the Company will consider factors such as expected future cash flows using appropriate market rental rates, the estimated costs to sell and an appropriate discount rate to calculate the fair value.
As at May 2, 2015 and January 31, 2015 the assets of Broad Street were separately classified as held for sale in the Company’s unaudited Condensed Consolidated Statements of Financial Position. The major classes of assets classified as held for sale were as follows:

(in CAD millions)	Broad Street
Property, plant and equipment	$10.9
Investment property	2.4
Assets classified as held for sale	$13.3

On May 16, 2014, the Company announced that it had reached a definitive agreement with Ivanhoé Cambridge II Inc. (“Ivanhoé”) to sell its 15% joint arrangement interest in the Les Rivières Shopping Centre (“Les Rivières”) it owned with Ivanhoé for total proceeds of $33.5 million. The sale closed on June 2, 2014, at which point the Company recognized a pre-tax gain of $20.5 million on the sale. Following the sale, the Company continued to operate its store in the shopping centre. The joint arrangement interest had a net carrying value of $13.5 million as at May 3, 2014. As at May 3, 2014 the assets of Broad Street and Les Rivières were separately classified as held for sale in the Company’s unaudited Condensed Consolidated Statements of Financial Position. The major classes of assets classified as held for sale were as follows:

(in CAD millions)	Broad Street	Les Rivières	Total
Accounts receivable, net	$—	$0.1	$0.1
Prepaid expenses	—	0.2	0.2
Current assets classified as held for sale	—	0.3	0.3
Property, plant and equipment	10.9	13.0	23.9
Investment property	2.4	—	2.4
Other long-term assets	—	0.2	0.2
Non-current assets classified as held for sale	13.3	13.2	26.5
Assets classified as held for sale	$13.3	$13.5	$26.8

The operations of Broad Street and Les Rivières are not presented as discontinued operations in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss as they do not represent a separate geographical area of operations or a separate major line of business.

13. Financial instruments
In the ordinary course of business, the Company enters into financial agreements with banks and other financial institutions to reduce underlying risks associated with interest rates, foreign currency and commodity prices. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.
Financial instrument risk management
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange, interest rate, fuel price and natural gas price risk.
13.1 Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and other long-term assets.
Cash and cash equivalents, accounts receivable, derivative instruments and investments included in other long-term assets totaling $192.5 million as at May 2, 2015 (January 31, 2015: $340.5 million, May 3, 2014: $344.7 million) expose the Company to credit risk should the borrower default on maturity of the instruments. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.
The Company is exposed to minimal credit risk from third parties as a result of ongoing credit evaluations and review of accounts receivable collectability. An allowance account included in “Accounts receivable, net” in the unaudited Condensed Consolidated Statements of Financial Position totaled $5.6 million as at May 2, 2015 (January 31, 2015: $5.9 million, May 3, 2014: $6.9 million). As at May 2, 2015, one party represented 11.7% of the Company’s net accounts receivable (January 31, 2015: one party represented 11.0% of the Company’s net accounts receivable, May 3, 2014: one party represented 13.0% of the Company’s net accounts receivable).
13.2 Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at May 2, 2015:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$356.9	$356.9	$356.9	$—	$—	$—
Finance lease obligations including payments due within one year [1]	27.0	34.4	5.7	10.4	9.7	8.6
Operating lease obligations [2]	n/a	418.8	89.3	144.7	89.7	95.1
Royalties [2]	n/a	14.7	1.3	5.8	5.1	2.5
Purchase agreements [2,4]	n/a	18.7	17.6	1.1	—	—
Retirement benefit plans obligations [3]	393.1	80.8	20.2	40.5	19.8	0.3
	$777.0	$924.3	$491.0	$202.5	$124.3	$106.5

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. The Company had no borrowings on the Amended Credit Facility as at May 2, 2015.

2	Operating lease obligations, royalties and purchase agreements are not reported in the unaudited Condensed Consolidated Statements of Financial Position.
3
Payments are based on a funding valuation as at December 31, 2013 which was completed on June 30, 2014. Any obligation beyond 2019 would be based on a funding valuation to be completed as at December 31, 2016.

4	Certain vendors require minimum purchase commitment levels over the term of the contract.
Management believes that cash on hand, future cash flow generated from operating activities and availability of current and future funding will be adequate to support these financial liabilities. As at May 2, 2015, the Company does not have any significant capital expenditure commitments.
Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.
13.3 Foreign exchange risk
The Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at May 2, 2015, there were forward contracts outstanding with a notional value of U.S. $174.0 million (January 31, 2015: U.S. $40.0 million, May 3, 2014: U.S. $64.0 million) and a fair value of $3.9 million included in “Derivative financial liabilities” (January 31, 2015: $7.2 million included in “Derivative financial assets”, May 3, 2014: $2.0 million included in “Derivative financial assets”) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to November 2015. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under IAS 39. These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods purchased for resale (“hedged item”). As at May 2, 2015, the designated portion of these hedges was considered effective.
While the notional principal of these outstanding financial instruments is not recorded in the unaudited Condensed Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCL for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. Amounts previously included in OCL are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacts net loss.
During the 13-week period ended May 2, 2015, the Company recorded a gain of $0.3 million (2014: loss of $0.1 million) in “Selling, administrative and other expenses”, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.
The period end exchange rate was 0.8226 U.S. dollar to one Canadian dollar. A 10% appreciation or depreciation of the U.S. dollar and/or the Canadian dollar exchange rate was determined to have an after-tax impact on net loss of $0.4 million for U.S. dollar denominated balances included in cash and cash equivalents and accounts payable.

13.4 Interest rate risk
From time to time, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. As at May 2, 2015, the Company had no interest rate swap contracts in place (January 31, 2015: nil, May 3, 2014: nil).
Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.
Cash and cash equivalents and borrowings under the Amended Credit Facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at May 2, 2015 was a net asset of $116.8 million (January 31, 2015: net asset of $260.3 million, May 3, 2014: net asset of $271.5 million). An increase or decrease in interest rates of 25 basis points would cause an immaterial after-tax impact on net loss for net assets subject to interest rate risk included in cash and cash equivalents and other long-term assets as at May 2, 2015.
13.5 Fuel and natural gas price risk
The Company entered into fuel and natural gas derivative contracts to manage the exposure to diesel fuel and natural gas prices and help mitigate volatility in cash flow for the transportation service business and utilities expense, respectively. As at May 2, 2015, the fixed to floating rate swap contracts outstanding had a notional volume of 3.5 million litres (January 31, 2015: 4.7 million litres, May 3, 2014: nil) of diesel and 0.1 million gigajoules (“GJ”) (January 31, 2015: 0.3 million GJ, May 3, 2014: nil) of natural gas and a fair value of $0.2 million combined included in “Derivative financial assets” (January 31, 2015: less than $0.1 million combined, May 3, 2014: nil) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to December 31, 2015 with monthly settlement of maturing contracts.
13.6 Classification and fair value of financial instruments
The estimated fair values of financial instruments presented are based on relevant market prices and information available at those dates. The following table summarizes the classification and fair value of certain financial instruments as at the specified dates. The Company determines the classification of a financial instrument when it is initially recorded, based on the underlying purpose of the instrument. As a significant number of the Company’s assets and liabilities, including inventories and capital assets, do not meet the definition of financial instruments, values in the tables below do not reflect the fair value of the Company as a whole.
The fair value of financial instruments are classified and measured according to the following three levels, based on the fair value hierarchy.

•	Level 1: Quoted prices in active markets for identical assets or liabilities

•	Level 2: Inputs other than quoted prices in active markets that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the asset or liability that are not based on observable market data

(in CAD millions)
Classification	Balance Sheet Category	Fair Value Hierarchy[2]	As at May 2, 2015	As at January 31, 2015	As at May 3, 2014
Available for sale
Cash equivalents	Cash and cash equivalents[1]	Level 1	—	—	100.4
Fair value through profit or loss
Long-term investments	Other long-term assets	Level 1	—	—	0.2
Fuel and natural gas derivative contracts	Derivative financial assets	Level 2	0.2	—	—
U.S. $ derivative contracts	Derivative financial liabilities	Level 2	(3.9)	7.2	2.0
Long-term investments	Other long-term assets	Level 3	1.3	1.3	1.3

1	Interest income related to cash and cash equivalents is disclosed in Note 5.
2	Classification of fair values relates to 2015
All other assets that are financial instruments not listed in the chart above have been classified as “Loans and receivables”. All other financial instrument liabilities have been classified as “Other liabilities” and are measured at amortized cost in the unaudited Condensed Consolidated Statements of Financial Position. The carrying value of these financial instruments approximate fair value given that they are short-term in nature.

Effective March 3, 2013, the Company finalized an exclusive, multi-year licensing arrangement with SHS Services Management Inc. (“SHS”), which resulted in SHS overseeing the day-to-day operations of all Sears Home Installed Products and Services business. SHS issued the Company an interest-bearing promissory note for $2.0 million, secured by certain assets of SHS, repayable by July 16, 2015. The promissory note asset, net of allowances, was included in “Accounts receivable, net” in the unaudited Condensed Consolidated Statements of Financial Position as at May 2, 2015.
On December 13, 2013, SHS announced that it was in receivership. As a result of the announcement, the Company recorded a warranty provision of $2.0 million in the fourth quarter of Fiscal 2013 related to potential future claims for work that had been performed by SHS, as well as assuming the warranty obligations with respect to work previously performed by the Company which had been assumed by SHS.
As a result of an announcement made by the Company on March 21, 2014 regarding certain obligations of SHS, the Company recorded an additional charge of $6.7 million to the warranty provision, and a $3.0 million charge against the receivable (including outstanding commissions receivable and promissory note) during Fiscal 2014. $2.0 million of the charge related to the promissory note recorded in Fiscal 2014 was included in “Accounts receivable, net” in the unaudited Condensed Consolidated Statements of Financial Position as at May 2, 2015.

14. Contingent liabilities
14.1 Legal proceedings
The Company is involved in various legal proceedings incidental to the normal course of business. The Company takes into account all available information, including guidance from experts (such as internal and external legal counsel) at the time of reporting to determine if it is probable that a present obligation (legal or constructive) exists, if it is probable that an outflow of resources embodying economic benefit will be required to settle such obligation and whether the Company can reliably measure such obligation at the end of the reporting period. The Company is of the view that, although the outcome of such legal proceedings cannot be predicted with certainty, the final disposition is not expected to have a material adverse effect on the Financial Statements.
14.2 Commitments and guarantees
Commitments
As at May 2, 2015, cash that was restricted represented cash pledged as collateral for letter of credit obligations issued under the Company’s offshore merchandise purchasing program of $18.2 million (January 31, 2015: $19.1 million, May 3, 2014: $11.0 million), which was the Canadian equivalent of U.S. $15.0 million (January 31, 2015: U.S. $15.0 million, May 3, 2014: U.S. $10.0 million), and cash pledged as collateral with a counterparty related to outstanding derivative contracts of $5.9 million (January 31, 2015: nil, May 3, 2014: nil) which was the Canadian equivalent of U.S. $4.8 million.
The Company has certain vendors which require minimum purchase commitment levels over the term of the contract. Refer to Note 13.2 “Liquidity risk”.
Guarantees
The Company has provided the following significant guarantees to third parties:
Royalty License Agreements
The Company pays royalties under various merchandise license agreements, which are generally based on the sale of products. Certain license agreements require a minimum guaranteed payment of royalties over the term of the contract, regardless of sales. Total future minimum royalty payments under such agreements were $14.7 million as at May 2, 2015 (January 31, 2015: $3.4 million, May 3, 2014: $3.2 million).
Other Indemnification Agreements
In the ordinary course of business, the Company has provided indemnification commitments to counterparties in transactions such as leasing transactions, royalty agreements, service arrangements, investment banking agreements and director and officer indemnification agreements. The Company has also provided certain indemnification agreements in connection with the sale of the credit and financial services operations in November 2005, which expire in November 2015. The foregoing indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations, or as a result of litigation or statutory claims, or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, the Company has not made any significant payments under such indemnifications and no amounts have been accrued in the Financial Statements with respect to these indemnification commitments.

15. Net loss per share
A reconciliation of the number of shares used in the net loss per share calculation is as follows:

(Number of shares)	13-Week Period Ended May 2, 2015	13-Week Period Ended May 3, 2014
Weighted average number of shares per basic net loss per share calculation	101,877,662	101,877,662
Effect of dilutive instruments outstanding	—	—
Weighted average number of shares per diluted net loss per share calculation	101,877,662	101,877,662
“Net loss” as disclosed in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss was used as the numerator in calculating the basic and diluted net loss per share. For the 13-week period ended May 2, 2015, there were no outstanding dilutive instruments (2014: no outstanding dilutive instruments).

16. Income taxes
The Company’s total net cash payments of income taxes for the 13-week period ended May 2, 2015 was a net payment of $0.8 million primarily relating to certain subsidiaries of the Company with taxable income (2014: net payment of $74.7 million).
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, periodically, certain matters are challenged by tax authorities. During the 13-week period ended May 2, 2015, the Company recorded an expense of $2.5 million (2014: nil) for interest on prior period tax re-assessments and accruals for uncertain tax positions. This expense was included in “Finance costs” in the unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss. The Company routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits, and believes that the final disposition of tax audits will not have a material adverse effect on its liquidity.
Included in “Income taxes recoverable” in the unaudited Condensed Consolidated Statements of Financial Position as at May 2, 2015, was a recoverable of $132.1 million (January 31, 2015: $127.2 million, May 3, 2014: $21.4 million), of which $61.7 million was related to the utilization of loss carry back generated by the Company during the 52-week period ended January 31, 2015 and the balance was related to payments made by the Company for disputed tax assessments which the Company expects to recover. Included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position as at May 2, 2015, were receivables of $3.8 million (January 31, 2015: $6.4 million, May 3, 2014: $32.5 million) related to payments made by the Company for remaining disputed tax assessments.
During the 13-week period ended May 2, 2015, the Company determined that no further recognition of deferred tax assets should be recorded, as it was not probable that sufficient taxable income would be available to allow part of the assets to be recovered. This accounting treatment has no effect on the Company’s ability to utilize deferred tax assets to reduce future cash tax payments.
The Company will continue to assess the likelihood that the deferred tax assets will be realizable at the end of each reporting period and adjust the carrying amount accordingly, by considering factors such as the reversal of deferred income tax liabilities, projected future taxable income, tax planning strategies and changes in tax laws. The Company has not recognized the benefit of approximately $126.2 million of loss carryforwards on its Financial Statements, which would be used to reduce taxable income generated in future periods. The aggregate amount of deductible temporary differences and loss carryforwards as at May 2, 2015, was approximately $663.3 million. The tax benefit associated with such deductible temporary differences and loss carryforwards is approximately $176.4 million using the statutory rate of 26.6%.

17. Changes in non-cash working capital balances
Cash used for non-cash working capital balances were comprised of the following:

(in CAD millions)	13-Week Period Ended May 2, 2015	13-Week Period Ended May 3, 2014
Accounts receivable, net	$(6.4)	$12.2
Inventories	(42.6)	(17.5)
Prepaid expenses	1.5	(5.6)
Derivative financial assets and liabilities	(0.2)	—
Accounts payable and accrued liabilities	(8.8)	(18.4)
Deferred revenue	3.4	(6.1)
Provisions	(6.0)	(8.9)
Income and other taxes payable and recoverable	(17.9)	(41.6)
Effect of foreign exchange rates	0.7	0.4
Cash used for non-cash working capital balances	$(76.3)	$(85.5)

18. Changes in non-cash long-term assets and liabilities
Cash (used for) generated from non-cash long-term assets and liabilities were comprised of the following:

(in CAD millions)	13-Week Period Ended May 2, 2015	13-Week Period Ended May 3, 2014
Other long-term assets	$2.9	$11.5
Other long-term liabilities	(3.4)	(7.5)
Deferred tax assets and deferred tax liabilities	(0.2)	—
Other	(0.5)	0.2
Cash (used for) generated from non-cash long-term assets and liabilities	$(1.2)	$4.2

19. Burnaby, North Hill and Chilliwack agreements
On June 16, 2014, the Company announced that it entered into a binding agreement with Concord Pacific Group of Companies (“Concord”) to pursue the development of the 12-acre Sears site located at the North Hill Shopping Centre in Calgary, Alberta (the “North Hill Project”). Closing under the agreement is conditional upon satisfaction of conditions such as obtaining re-zoning approval from the City of Calgary for the North Hill Project, which management expects to occur over an extended period of time.
This agreement contemplates the sale of a 50% interest in the site for a value of approximately $15.0 million, subject to adjustments, and the retention of Concord or its affiliates, on customary terms, to manage most facets of the development. The purchase price is to be satisfied by an interest-free long-term note secured by Concord’s 50% interest in the property, the principal of which is expected to be repaid out of cash flow generated from the North Hill Project over time. It is contemplated that this note will be subordinated to other debt financing expected to be raised and used to develop the North Hill Project. The note will be guaranteed by a Concord affiliate. Following the sale of the 50% interest, it is contemplated that the parties will enter into a co-ownership arrangement. Concord would be responsible for arranging debt financing to develop the North Hill Project through the arrangement. On closing, Concord would also be jointly responsible for any costs incurred to remediate on-site environmental issues associated with the North Hill Project, through their interest in the arrangement, as contained in the environmental provision described in Note 16(vi) of the 2014 Annual Consolidated Financial Statements. The estimated cost to build out the North Hill Project into a residential development as contemplated, is currently $680.0 million. Completion of the North Hill Project as contemplated is subject to strategic considerations, including, but not limited to, potential shifts in the Canadian economy and the condition of the real estate market now and in the future.
On October 11, 2013, the Company announced that it entered into a binding agreement with Concord to pursue the development of nine acres of the Company’s property on and adjacent to the Company’s store located at the Metropolis at Metrotown in Burnaby, British Columbia (the “Burnaby Project”). Closing under the agreement is conditional upon satisfaction of conditions such as obtaining the approval from the City of Burnaby for the Burnaby Project, which management expects to occur over an extended period of time.

This agreement contemplates the sale of a 50% interest in the site for a value of approximately $140.0 million subject to adjustments, and the retention of Concord on customary terms to manage the development. $15.0 million of the purchase price is to be paid in cash on closing, with the balance to be satisfied by an interest-free long-term note secured by Concord’s 50% interest in the property, the principal of which is expected to be repaid out of cash flow generated from the Burnaby Project over time. It is contemplated that this note will be subordinated to other debt financing expected to be raised and used to develop the Burnaby Project. The note will be guaranteed by a Concord affiliate. Following the sale of the 50% interest, it is contemplated that the parties will enter into a co-ownership arrangement. If third party debt financing cannot be obtained, Concord would be responsible for providing debt financing to develop the Burnaby Project (which would, with certain exceptions, be subordinated to the long-term note held by the Company). The estimated cost to build out the Burnaby Project into a mixed-use residential, office and retail shopping centre development as contemplated, is currently in excess of $1.0 billion. Completion of the Burnaby Project as contemplated is subject to strategic considerations, including, but not limited to, potential shifts in the Canadian economy and the condition of the real estate market now and in the future.
In January 2014, in conjunction with Concord obtaining financing to develop the Burnaby Project, the Company entered into a demand mortgage for $25.0 million, secured by the Burnaby Project property. Interest on drawings under the mortgage is determined based on the prime rate plus a spread, and is due monthly. As at May 2, 2015, the Company had no borrowings on the mortgage. In January 2014, Concord entered into a demand loan agreement for $20.0 million. The loan is guaranteed by Concord’s parent company, One West Holdings Ltd., and the Company’s undrawn $25.0 million mortgage has been pledged as collateral. As at May 2, 2015, Concord has borrowed $13.5 million against the available demand loan.
On March 11, 2015, the Company announced it had entered into an agreement with Concord to sell and lease back three of its owned properties for a total consideration of $140.0 million subject to certain adjustments. The Company expects net proceeds after any adjustments or taxes to be approximately $130.0 million. The properties in the transaction include the Company's stores and surrounding area located at the North Hill Shopping Centre in Calgary, Alberta, Metropolis at Metrotown in Burnaby, British Columbia and Cottonwood Mall in Chilliwack, British Columbia. These properties, including land, building and equipment, had a net carrying value of approximately $60.5 million included in “Property, plant and equipment” in the in the Company’s unaudited Condensed Consolidated Statements of Financial Position. The agreement is subject to customary closing conditions. The transaction is scheduled to close on June 8, 2015, and the ultimate amount and timing of gain recognition will be determined during the second quarter of the 52-week period ended January 30, 2016. Upon closing, the previous arrangements with Concord described above, will terminate. The Company will continue to operate the stores located at these shopping centres under long-term leases and there is no impact on customers or employees at these locations.